UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Integrated Security Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45812J101 (CUSIP Number)

September 5, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on his form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45812J101

SCHEDULE 13G

1.	Names of Reporting Persons S.S. OR I.R.S. Identification Nos. of above persons Scott Howard Rosenbloom

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 5,000,000 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 5,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9) 6.82%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45812J101

SCHEDULE 13G

1.	Names of Reporting Persons S.S. OR I.R.S. Identification Nos. of above persons Ann Beth Rosenbloom

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 5,000,000 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 5,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 6.82%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45812J101

Item 1.(a)	Name of Issuer. This Schedule 13G relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of Integrated Security Systems, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: The principal executive office of the Issuer is 8200 Springwood Drive, Suite 230, Irving, Texas, 75063.

Item 2.(a)	Name of Person Filing. This Schedule 13G is being filed by Scott Howard Rosenbloom and Ann Beth Rosenbloom (referred to herein collectively as the “Reporting Persons”).

(b)

Address of Principal Business Office, or if none, Residence.

The principal business address of the Reporting Persons is c/o Integrated Security Systems, Inc., 8200 Springwood Drive, Suite 230, Irving, Texas, 75063.

(c)	Citizenship

Each of the Reporting Persons is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.01

(e)	CUSIP Number 45812J101

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is:

Not applicable.

CUSIP No. 45812J101

Item 4.	Ownership. As of October 15, 2003, the Reporting Persons beneficially own in the aggregate the following:

	(a)	Amount beneficially owned:

5,000,00

	(b)	Percent of Class:

6.83%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

- 0-

		(ii)	Shared power to vote or to direct the vote:

5,000,000

		(iii)	Sole power to dispose or to direct the disposition of:

0

		(iv)	Shared power to dispose or to direct the disposition of:

5,000,000

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Date: October 17, 2003	/s/ Scott Howard Rosenbloom

Scott Howard Rosenbloom

Date: October 17, 2003	/s/ Ann Beth Rosenbloom

Ann Beth Rosenbloom

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